Exhibit 99.2

URANIUM ROYALTY CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE YEAR ENDED APRIL 30, 2021

(Expressed in Canadian Dollars unless otherwise stated)

July 28, 2021

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

General

This management’s discussion and analysis (“MD&A”) of the financial condition and results of operations of Uranium Royalty Corp., for the year ended April 30, 2021, should be read in conjunction with the Company’s audited consolidated financial statements and the notes thereto for the years ended April 30, 2021 and 2020, copies of which are available under the Company’s profile on SEDAR at www.sedar.com.

The Company’s financial statements for the year ended April 30, 2021, have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Unless otherwise stated, all information contained in this MD&A is as of July 28, 2021.

Unless otherwise stated, references herein to “$” or “dollars” are to Canadian dollars, references to “US$” are to United States dollars and references to “A$” are to Australian dollars. References in this MD&A to the “Company” and “URC” mean Uranium Royalty Corp., together with its subsidiary, unless the context otherwise requires.

References herein to “U3O8” are to triuranium octoxide, a compound of uranium that is converted to uranium hexafluroide for the purpose of uranium enrichment.

Forward-looking Statements

Certain statements contained in this MD&A constitute “forward-looking information” within the meaning of applicable Canadian securities laws and “forward-looking statements” within the meaning of applicable securities laws in the United States (collectively, “Forward-Looking Statements”). These statements relate to the expectations of management about future events, results of operations and the Company’s future performance (both operational and financial) and business prospects. All statements other than statements of historical fact are Forward-Looking Statements. The use of any of the words “anticipate”, “plan”, “contemplate”, “continue”, “estimate”, “expect”, “intend”, “propose”, “might”, “may”, “will”, “shall”, “project”, “should”, “could”, “would”, “believe”, “predict”, “forecast”, “target”, “aim”, “pursue”, “potential”, “objective” and “capable” and the negative of these terms or other similar expressions are generally indicative of Forward-Looking Statements. These statements involve known and unknown risks, uncertainties and other factors that may cause actual results or events to differ materially from those anticipated in such Forward-Looking Statements. No assurance can be given that these expectations will prove to be correct and such Forward-Looking Statements should not be unduly relied on. These statements speak only as of the date of this MD&A. In addition, this MD&A may contain Forward-Looking Statements attributed to third-party industry sources. Without limitation, this MD&A contains Forward-Looking Statements pertaining to the following:

●	future events or future performance;
●	the potential benefits of recent acquisitions;
●	the impact of general business and economic conditions;
●	expectations regarding uranium prices and the impacts of U.S. and other governmental policies on uranium demand;
●	expectations regarding supply and demand for uranium;
●	the impacts of the novel coronavirus (“COVID-19”) on the business of the Company and the operators of the projects underlying its projects the ongoing operation of the properties in which the Company holds or may hold uranium interests;
●	future debt levels, financial capacity, liquidity and capital resources;
●	anticipated future sources of funds to meet working capital requirements;
●	future capital expenditures and contractual commitments;
●	expectations respecting future financial results;
●	expectations with respect to the Company’s financial position; and
●	expectations regarding the Company’s business plans, strategies, growth and results of operations.

With respect to Forward-Looking Statements contained in this MD&A, assumptions have been made regarding, among other things, the following: market prices of uranium; global economic and financial conditions; demand for uranium; uranium supply; industry conditions; future operations and developments on the properties in which the Company holds or may hold interests; and the accuracy of public statements and disclosure, including future plans and expectations, made by the owners or operators of the properties underlying the Company’s interests.

1

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

Actual results could differ materially from those anticipated in these Forward-Looking Statements as a result of the following risk factors:

●	any inability to realize on the benefits of recent acquisitions;
●	dependence on third-party operators;
●	the Company has limited or no access to data or the operations underlying its interests;
●	risks faced by owners and operators of the properties underlying the Company’s interest;
●	the Company is dependent on future payments from owners and operators of its royalty and other interests;
●	volatility in market prices and demand for uranium and the market price of the Company’s other investments;
●	risks related to epidemics, pandemics and other health crises including COVID-19;
●	fluctuations in the market prices of the Company’s investments;
●	commodities price risks;
●	risks associated with future acquisitions;
●	effects of competition and pricing pressures;
●	changes in general economic, financial, market and business conditions in the industries in which uranium is used;
●	the impact of COVID-19 on the Company and global markets;
●	risks related to interest rate fluctuations and foreign exchange rate fluctuations;
●	alternatives to and changing demand for uranium;
●	the absence of any public market for uranium;
●	changes in the technologies pertaining to the use of uranium;
●	potential conflicts of interests;
●	actual results differing materially from management estimates and assumptions;
●	fluctuations in the value of the Canadian dollar;
●	changes in legislation, including permitting and licensing regimes and taxation policies;
●	risks relating to buy-back and similar rights held by the operators of the Company’s interests;
●	royalties, streams and similar interests may not be honoured by operators of a project;

●	any inability of the Company to obtain necessary financing when required on acceptable terms or at all;
●	risks related to the competitive nature of the royalty and streaming business;
●	regulations and political or economic developments in any of the jurisdictions where properties in which the Company holds or may hold royalties, streams or similar interests are located;
●	influence of macroeconomic developments;
●	reduced access to debt and equity capital;
●	any inability of the Company to execute its growth strategy;
●	any inability to attract and retain key employees;
●	litigation;
●	title, permit or licensing disputes related to any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	excessive cost escalation, as well as development, permitting, infrastructure, operating or technical difficulties on any of the properties in which the Company holds or may hold royalties, streams or similar interests;
●	rate and timing of production differences from resource and reserve estimates;
●	risks associated with First Nations land claims;
●	risks and hazards associated with the business of development and mining on any of the properties in which the Company holds or may hold royalties, streams or similar interests, including, but not limited to, unusual or unexpected geological and metallurgical conditions, slope failures or cave ins, flooding and other natural disasters;
●	the other risks described under “Risk Factors” in the Company’s Annual Information Form for the year ended April 30, 2021 (the “AIF”) and other filings with the Canadian Regulatory Authorities, copies of which are available under its profile at www.sedar.com.

Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in Forward-Looking Statements. Forward-Looking Statements are based on management’s beliefs, estimates and opinions on the date the statements are made and the Company undertakes no obligation to update Forward-Looking Statements if these beliefs, estimates and opinions or other circumstances should change, other than as required by applicable laws.

2

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

This list of factors should not be construed as exhaustive.

Third Party Market and Technical Information

This MD&A includes market information, industry data and forecasts obtained from independent industry publications, market research and analyst reports, surveys and other publicly available sources. Although the Company believes these sources to be generally reliable, market and industry data is subject to interpretation and cannot be verified with complete certainty due to limits on the availability and reliability of raw data, the voluntary nature of the data gathering process and other limitations and uncertainties inherent in any statistical survey. Accordingly, the accuracy and completeness of this data is not guaranteed. Actual outcomes may vary materially from those forecast in such reports, surveys or publications, and the prospect for material variation can be expected to increase as the length of the forecast period increases. The Company has not independently verified any of the data from third party sources referred to herein nor ascertained the underlying assumptions relied on by such sources.

Except where otherwise stated, the disclosure herein relating to properties underlying the Company’s royalty and other interests is based primarily on information publicly disclosed by the owners or operators of such properties, as is customary for royalty portfolio companies of this nature. Specifically, as a royalty holder, the Company has limited, if any, access to the properties subject to its interests. The Company generally relies on publicly available information regarding these properties and related operations and generally has no ability to independently verify such information, and there can be no assurance that such third party information is complete and accurate. In addition, such publicly available information may relate to a larger property area than that covered by the Company’s interests. Additionally, the Company has, and may from time to time, receive operating information from the owners and operators of these properties, which it is not permitted to disclose to the public.

Business Overview

URC is a pure-play uranium royalty company focused on gaining exposure to uranium prices by making strategic investments in uranium interests, including royalties, streams, debt and equity investments in uranium companies, as well as through holdings of physical uranium.

The Company’s common shares without par value (the “Common Shares”) are listed on the TSX Venture Exchange (the “TSX-V”) under the symbol “URC” and on the Nasdaq Capital Market (the “NASDAQ”) under the symbol “UROY”. The Company’s common share purchase warrants, each of which is exercisable into one Common Share at an exercise price of $2.00 per share until December 6, 2024 (the “Listed Warrants”) are listed on the TSX-V under the symbol “URC.WT”.

The head office and principal address of the Company is located at 1030 West Georgia Street, Suite 1830, Vancouver, British Columbia, V6E 2Y3, Canada.

Business Strategy

The Company’s long-term strategy is to gain exposure to uranium prices by owning and managing a portfolio of geographically diversified uranium interests, including uranium royalties and streams, debt and equity investments in uranium companies and holding physical uranium from time to time. In executing this strategy, the Company seeks interests that provide it direct exposure to uranium prices, without the direct operating costs and concentrated risks that are associated with the exploration, development and mining of uranium projects.

The Company’s strategy recognizes the inherent cyclicality of valuations based on uranium prices, including the impact of such cyclicality on the availability of capital within the uranium sector and the current low uranium pricing environment. The Company intends to execute on its strategy by leveraging the deep industry knowledge and expertise of its management team and its board of directors to identify and evaluate opportunities in the uranium industry.

3

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

In addition to its existing portfolio of royalties and its strategic investment in Yellow Cake plc (“Yellow Cake”), the Company’s primary focus is to identify, evaluate and acquire the following:

●	royalties in uranium projects, pursuant to which the Company would receive payments from operators of uranium mines based on production and/or sales of uranium products;
●	uranium streams, pursuant to which the Company would make an upfront payment to a project owner or operator in exchange for long-term rights to purchase a fixed percentage of future uranium production;
●	off-take or other agreements, pursuant to which the Company would enter into long-term purchase agreements or options to acquire physical uranium products; and
●	direct strategic equity or debt investments in companies engaged in the exploration, development and/or production of uranium.

Such interests may be acquired by the Company directly from the owner or operator of a project or indirectly from third-party holders. The Company may also seek to acquire direct joint venture or other interests in existing uranium projects, where such interests would provide the Company with exposure to a project as a non-operator or where the Company believes there is potential to convert such interests into royalties, streams or similar interests. In evaluating potential transactions, the Company utilizes a disciplined approach to manage its fiscal profile.

In addition, the Company may, from time to time, acquire physical uranium. Such purchases may be made pursuant to its existing option under its strategic relationship with Yellow Cake or by other means, including direct purchases from producers or market purchases. See “Recent Developments”.

Market Overview

The principal end users and the largest purchasers of uranium are utility companies. As there is no regulated or underwritten market for uranium, a substantial percentage of such utilities’ uranium supply is sourced from long-term contracts, with the balance purchased on the spot market. Spot market purchases are defined as purchases for delivery within one year. While long-term contract prices may be obfuscated by privacy agreements or pricing terms, such as ceilings, floors and escalations, the market has some visibility on prices in the uranium spot market where there are other active parties, including traders, financial institutions and producers. Uranium spot and long-term prices are published regularly by certain data sources, including UxC LLC and TradeTech.

During the year ended April 30, 2021, uranium prices averaged US$30.43 per pound, representing an approximate 18.0% increase compared to an average of US$25.79 per pound in fiscal 2020. As at April 30, 2021, uranium prices ended at US$28.65 per pound, down approximately 12.5% compared to the month end price in April 2020 (Source: UxC LLC).

Global Market Developments

Over the past few years, global uranium market fundamentals have improved as the market transitions from a generally inventory-driven to more of a production-driven market. Global nuclear generation and uranium demand have steadily increased at a time in which primary mine production has fallen. This increase puts added pressure on finite inventories and other secondary supplies. The spot price for U3O8 reached a post-Fukushima low of US$17.75 per pound in November 2016 (Source: TradeTech). Since such low, the spot price for U3O8 increased by approximately 83% to US$32.40 on June 30, 2021 (Source: TradeTech). Reductions in production from several global producers and secondary sources are currently expected to create pressure to move the supply and demand balance toward a structural deficit over the coming years. Among other things, the COVID-19 pandemic resulted in about 50% of the world’s uranium production being taken off-line for much of 2020 with effects still being felt in 2021. This has accelerated the market rebalancing process and resulted in a drop of almost 20 million pounds of production from 2019 levels to approximately 123 million pounds in 2020. This drop in the supply base resulted in a gap of about 63 million pounds between production and estimated utility demand for U3O8 in 2020. In 2021, the production/consumption gap is currently expected to be about 62 million pounds as uranium demand increases to about 191 million pounds and with production expected near 129 million pounds (Source: UxC LLC Market Outlook Q2 2021). Finite global inventories and secondary supplies are currently filling the gap but are declining over time. Higher priced long-term contracts between utilities and producers that have supported production are continuing to expire. The Company believes that these higher priced long-term contracts are not replaceable with current market prices below production costs for the vast majority of western producers. This will likely continue the trend of production cuts and deferrals until prices rise sufficiently to sustain long-term mining operations. In addition, some projects are in their final stages of production as their resources become depleted and other long time major producers, such as the Akouta Mine in Niger and the Ranger Mine in Australia, have permanently ceased operations this year.

4

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

On the demand side of the equation, the global nuclear energy industry continues to grow in a robust manner, with 56 new reactors connected to the grid since the start of 2013 and another 51 reactors under construction as of June 2021. A total of 5 new reactors were connected in 2020 and 3 more have been connected so far in 2021 (Source: International Atomic Energy Association Power Reactor Information System July 2021). While there have also been some reactor retirements, the net growth outlook is currently forecasted at a compound annual growth rate of 2.6 % from 2020 through 2027 (Source: Global Nuclear Power Industry September 2020). The global trend towards increased electrification (including electric vehicles) coupled with strong commitments to de-carbonize the energy sector have spurred a greater realization and acceptance of carbon-free, safe, reliable, base-load, nuclear power. Various countries, including the United Kingdom, the United States, Canada, Russia, China and others are also providing regulatory and financial support to deploy a new generation of small modular and advanced reactors as new innovative approaches to tackle energy growth and carbon reduction challenges. Nuclear energy now supplies 10% of the world’s electricity but is responsible for almost one-third of global carbon-free electricity. In the United States, nuclear provides 20% of electricity supply and over 50% of its carbon free energy supplies (more than wind and solar combined) (Source: U.S. Energy Information Administration March 2021). In 2020, nuclear energy surpassed coal as the second largest source of electricity in the United States (Source: U.S. Energy Information Administration March 2021). Further uranium market pressure on the demand side is expected as utilities return to a longer-term contracting cycle to replace expiring contracts. This is something the market has generally not experienced for several years and is expected to result in greater price discovery in the spot, medium and long-term markets (Source: World Nuclear Association March 2021).

American Market Developments

In early October of 2020, the United States Department of Commerce (“DOC”) signed a formal agreement with the Russian State Atomic Energy Corp. Rosatom on an extension to the Agreement Suspending the Antidumping Investigation on Uranium from the Russian Federation (“Antidumping Agreement”) which limited Russian low enriched uranium imports at a level equal to 20% of U.S. uranium requirements. The Antidumping Agreement was set to expire at the end of 2020, however, the DOC asserted in a preliminary determination that the conditions of Russian dumping would likely continue in absence of restrictions. This, and pressure from the U.S. government, provided for the conditions of a negotiated settlement which balances the interests of U.S. utility consumers and the domestic nuclear fuel cycle industry, and extends restrictions through 2040. Pursuant to the Antidumping Agreement, uranium enrichment import levels will be reduced to 17% (down from 20%). However, the new quota caps vary by year and depend on the fuel cycle component. Contained uranium import levels will be further reduced to 7% of U.S. requirements through 2040 (as much as a 75% reduction from the previous levels).

Additionally, a key uranium element of the U.S. Department of Energy (“DOE”) policy document released in April 2020, “Restoring America’s Nuclear Energy Competitive Advantage”, was the establishment of a strategic national uranium reserve sourced from domestic uranium. The DOE called for the uranium reserve to be a 10-year program funded at the level of US$150 million per year. The funding of the uranium reserve received bipartisan support through its inclusion in fiscal 2021 Omnibus Appropriations legislation, however, at a lower US$75million funding for the first year of the program. The DOE has announced that it is currently taking steps to institute the program in conjunction with the National Nuclear Safety Administration, and the U.S. Congress has begun the process of establishing funding of government programs for fiscal 2022. These initiatives are currently expected to provide meaningful steps toward revitalizing the American uranium mining industry. The Biden Administration has expressed a commitment to electric vehicles and carbon-free sources of energy, which plays into nuclear energy’s strengths and nuclear energy has been acknowledged as being a part of the desired strategy going forward in the Democratic Party platform, and affirmed by supportive policy statements by U.S. Energy Secretary Granholm. This bipartisan support for carbon-free nuclear energy bodes well for increased political and policy support going forward.

5

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

Recent Developments

Physical Uranium

On April 28, 2021, the Company completed its initial exercise of its option to acquire U3O8 pursuant to its existing strategic arrangements with Yellow Cake and acquired 348,068 pounds of U3O8 at a price of US$28.73 per pound for $12.4 million (US$10.0 million). The Company took delivery of such U3O8 by book transfer at the Blind River and Port Hope facilities of Cameco Corporation (“Cameco”).

Margin Loan

In April 2021, the Company announced that it had established a margin loan facility for a maximum amount of $12 million (US$10 million) (the “Facility”) from the Bank of Montreal. The amount of the unutilized portion of the Facility may not exceed US$5,000,000 before May 7, 2022 (the “Unutilized Portion”). The margin loan is subject to an interest rate of 3-month USD LIBOR plus 5.50% per annum and the unutilized portion of the Facility is subject to a standby fee of 2.50% per annum. In addition, the Company agreed to pay a one-time facility fee equal to 1.25% of the Facility.

The Facility is secured by a pledge of all the shares of Yellow Cake held by the Company. The Facility matures on the earlier of: (i) May 5, 2023; or (ii) the early payment date on which the outstanding loan amount is fully and finally paid and is subject to customary margin requirements, with margin calls being triggered in the event, among other things, that the loan-to-value ratio is at or above 50%. The Company may voluntarily repay the outstanding amount during the term of the Facility, provided that the outstanding balance of the loan shall not be less than the Unutilized Portion. The amounts that are voluntarily repaid may be reborrowed by the Company up to the maximum amount of the Facility. The bank has the option to set the early repayment date when the closing price of Yellow Cake share is equal to or less than GBP1.605. On May 7, 2021, approximately $6.3 million (US$5,175,000) of the Facility was drawn down by the Company.

NASDAQ Listing

In April 2021, the Company’s Common Shares commenced trading on the NASDAQ.

Acquisition of Royalties and Royalty Option

On May 7, 2021, pursuant to an amended and restated royalty purchase agreement dated effective February 10, 2021 (the “Royalty Purchase Agreement”) with Reserve Minerals Inc. and Reserve Industries Corp. (collectively, the “Royalty Vendors”), the Company acquired: (i) a 1% gross overriding royalty on an approximate 9% share of uranium production derived from an approximate 30.195% ownership interest of Orano Canada Inc. (“Orano”) on the McArthur River Project located in Saskatchewan, Canada; (ii) a 10% to 20% sliding scale net profits interest (an “NPI”) royalty on a 3.75% share of overall uranium production, drawn from Orano’s approximate 37.1% ownership interest in the Waterbury Lake / Cigar Lake Project (the “Waterbury Lake / Cigar Lake Project”) located in Saskatchewan, Canada; and (iii) an option to purchase the 20% NPI on a 7.5% share of overall uranium production from the project lands that comprise the early exploration stage Dawn Lake Project, which are adjacent to portions of the Waterbury Lake / Cigar Lake Project. For both the Waterbury Lake / Cigar Lake royalty and Dawn Lake royalty option, the royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake Projects (Cameco has reported a total of 95.6 Mlbs production as at June 30, 2021 from the Cigar Lake mine).

The consideration paid by the Company under the Royalty Purchase Agreement was approximately $16.3 million, which was satisfied by the Company by paying to the Royalty Vendors approximately $12.1 million (US$10.0 million) in cash and issuing to the Royalty Vendors 970,017 Common Shares.

6

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

$25 million Bought Deal Offering

On May 20, 2021, the Company completed a public offering by way of short form prospectus of 6,100,000 Common Shares (the “Offered Shares”) at a price of $4.10 per Offered Share (the “Offering Price”) for gross proceeds of $25,010,000. Pursuant to an underwriting agreement dated May 10, 2021, among the Company and the underwriters, the Company granted the underwriters an option, exercisable at the Offering Price for a period of 30 days following the closing of the public offering, to purchase up to an additional 15% of the number of Offered Shares sold under the public offering to cover over-allotments, if any. The underwriters did not exercise the over-allotment option and it expired on June 18, 2021.

The Company intends to use the net proceeds of the public offering to fund future purchases of royalties, streams and similar interests and purchases of physical uranium, and for working capital.

Uranium Energy Corp. (“UEC”) purchased 1,000,000 Offered Shares, representing 16.39% of the number of Offered Shares, on the same terms as the public offering. UEC is a shareholder holding more than 10% of the issued and outstanding Common Shares of the Company and has the ability to exercise significant influence over the Company.

Base Shelf Prospectus

On June 16, 2021, the Company filed a final short form base shelf prospectus, providing for the public offer and sale of certain securities of the Company from time to time, during the 25-month period, of up to $130,000,000.

Properties Underlying Company Interests

The following is a description of selected recent developments respecting the properties in which the Company holds royalties during the year ended April 30, 2021.

●	Langer Heinrich – On June 30, 2020, Paladin Energy Ltd. (“Paladin”) announced the result of the Langer Heinrich Restart Plan, which refined the results of the previous 2019 Prefeasibility Report (“PFS”). The release states that the Langer Heinrich Mine could be brought back into production for US$81 million of pre-production cash expenditure with a 12-month ramp-up to nameplate production capacity due to the utilization of stockpile material in the first year. The Paladin announcement also stated a C1 Cost of Production of US$27 per pound and a 17-year mine life with peak production of 5.9 million pounds of U3O8 for seven years. The Life of Mine Plan disclosed by Paladin in the announcement outlined three distinct operational phases: Ramp-Up (Year 1), Mining (Years 2 to 8) and Stockpile (Years 9 to 17). The announcement also restated the mineral resources associated with the project, explicitly including the run-of-mine stockpiles in the resources. The underlying in-situ mineral resource as announced by Paladin on October 14, 2019, remained unchanged, as are the tonnes and grade stated for run-of-mine stockpiles in the same announcement. Paladin also indicated that the company will only consider a restart when it secures an appropriate term-price contract with sufficient tenor and value to deliver an appropriate return to all stakeholders. In Paladin’s quarterly report for the period ended March 31, 2021, Paladin stated that the company continued to progress the critical-path elements of its restart planning at Langer Heinrich, including:

●	Ongoing optimisation of tailings management, stockpile and Run Of Mine blending strategies.
●	Completion of the Grade Control dilution study, validating assumptions in the Mineral Resource model.
●	Updates of critical engineering documents and dynamic modelling scenario analysis.

7

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

●	Lance – Peninsula Energy Ltd. (“Peninsula”) announced on August 11, 2020, that a second low-pH field demonstration had been initiated, as well as additional positive laboratory testing on the use of oxidant additives and improved ion exchange resins. License amendments were being prepared for use of the oxidants and for the use of the existing ponds for solids management with future production operations. Peninsula announced on February 26, 2021, that three full-scale in-situ recovery test patterns were operating in a previously unmined area of Mine Unit 1. All three patterns are stated as operating at planned flow rates of 75 gallons per minute. One pattern has successfully reached the designed pH of 2.0, but the other two patterns are taking longer than expected to reach the target pH level, having reached a pH of 4.0. The units had not shown significant issues with fine solids generation in the production stream. Peninsula indicated it would continue to run the field demonstration, with an expected test timeline of 18 to 24 months. Peninsula further announced on May 17, 2021, that the company continued refinements to the low-Ph field demonstration testing and were now seeing the results of changes instituted in April 2021, including adjustments to the well pattern and oxygenation. As grades increased, Peninsula announced activation of the pilot ion exchange circuit in early March 2021, though uranium grades were not sufficiently high yet to allow significant uranium recovery. While the Company’s royalty interests do not include the Ross permit area in which the testing is taking place, the studies impact the mining approach of the overall Lance project.

●	Dewey-Burdock – On August 11, 2020, Azarga Uranium Corp. (“Azarga”) announced that it had secured the required capital necessary to fund the financial assurance bonds for the Class III and Class V Underground Injection Control permits for the Dewey-Burdock project. The financial assurance bonds were required before the Environmental Protection Agency could issue its final permits for the project. On December 24, 2020, Azarga announced a restated Preliminary Economic Assessment (“PEA”) for the Dewey-Burdock project in advance of filing a final prospectus. The report is titled “NI 43-101 Technical Report, Preliminary Economic Assessment, Dewey-Burdock Uranium ISR Project, South Dakota, USA” with an effective date of December 3, 2019. The restated PEA removed the resources identified as potentially exploitable as an underground mine operation, but all remaining material assumptions from the PEA report effective December 3, 2019, remained the same, as the removed resources had not been utilized in the economic evaluation. On November 25, 2020, Azarga announced that the United States Environmental Protection Agency had issued the final permits for Azarga’s Class III and Class V Underground Injection Control activities. These permits represent the final key federal agency approval and the second of three major regulatory agency approvals required for the Dewey-Burdock project. The third and remaining major regulatory agency approval is required by the South Dakota Department of Environment and Natural Resources, whose staff have previously recommended the approval of the state permits. On December 31, 2020, Azarga announced the close of a bought deal offering for gross proceeds of $6 million, with proceeds to be used to fund exploration and development expenditures, including at the Dewey-Burdock project, to repay outstanding loans, and for general working capital and corporate purposes.

●	Cigar Lake – In December 2020, Cameco announced that it had suspended operations at Cigar Lake due to impacts from COVID-19 on the operations workforce and stakeholder communities. Cameco announced on May 7, 2021, that production at the Cigar Lake mine had resumed, with the first shipment of ore sent to the McClean Lake mill at the end of April. See “COVID-19 Pandemic”.

In Cameco's management’s discussion and analysis for the three months ended March 31, 2021, Cameco indicated that the hearing for the Cameco's application to renew the Canadian Nuclear Safety Commission licence for Cigar Lake mine for a further 10 years took place on April 28 to 29, 2021. In Cameco’s management’s discussion and analysis for the three and six months ended June 30, 2021, it disclosed that it was granted a renewal of such licence, which is valid until June 30, 2031.

Cameco announced on July 1, 2021, that the Cigar Lake site was evacuating all non-essential personnel due to an uncontrolled wildfire nearby. They further announced on July 2, 2021 that the fire had passed by without serious impact to the site facilities and on July 4, 2021, announced that personnel were returning to the site with regular operations of the site set to resume over the following days.

In Cameco’s management’s discussion and analysis for the three and six months ended June 30, 2021, it disclosed that: (i) a total of 2.6 Mlbs of packaged production from Cigar Lake in the six months ended June 30, 2021; and (ii) the Cigar Lake operation was expected to produce up to 12.0 million packaged pounds in 2021.

8

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

COVID-19 Pandemic

The Company continues to closely monitor the ongoing COVID-19 pandemic. While governments have commenced vaccination programs, the COVID-19 pandemic continues to result in widespread global infections and fatalities, market volatility and impact global economic activity. In the last fiscal year, numerous governments implemented measures, such as travel bans, quarantines, business closures, shelter-in-place and other restrictions, including restrictions that impact mineral exploration and development and mining activities in many jurisdictions. Despite reductions in such measures and the current vaccination programs instituted by many governments, there remains significant ongoing uncertainty surrounding COVID-19 and the extent and duration of the impacts that it may have on demand and prices for uranium, on the operations of the projects underlying the Company’s interests, on the Company’s employees and on global financial markets.

The Company cannot currently predict whether the recent emergence of new strains or continued infections or fatalities may cause governments to re-impose some or all prior or new restrictive measures, including business closures. Continuing effects of the pandemic, including variants of the virus, could result in negative economic effects and significant negative impacts on uranium demand and pricing, which could have a material adverse impact on the Company’s results of operations and financial condition.

In response to COVID-19, the Company took actions to augment its safety protocols, protect its employees and strengthen its balance sheet in response to the pandemic. These measures have included instituting work from home protocols and, between May 1, 2020 and October 31, 2020, the Company reduced management and directors’ fees to preserve resources in the face of the economic uncertainty resulting from the COVID-19 pandemic. Given the nature of the Company’s operations, the pandemic has had relatively little direct impact on the Company’s day-to-day operations. However, restrictions and measures instituted by various governments around the world have significantly reduced the ability of the Company’s personnel and advisors to travel and visit projects in connection with the review of potential acquisitions.

Pursuant to the Royalty Purchase Agreement, the Company acquired a royalty interest on the Waterbury Lake / Cigar Lake Project. Production at the Cigar Lake mine was temporarily suspended by Cameco twice in 2020 due to precautionary measures taken with the increasing risks posed by the COVID-19 pandemic. An initial suspension was announced in March 2020 with the operations moving to care and maintenance in April. In September 2020, the Cigar Lake mine was safely restarted. Cameco announced in December 2020 that production at the Cigar Lake mine was temporarily suspended again as a precautionary measure with a negative trend in the pandemic in Saskatchewan which created increased uncertainty for the continuous operation of the mine due to access to qualified operational personnel. As a result of the suspensions in production, Cameco has also stated it had experienced delays and deferrals in project work, including lower capital expenditures, which introduces potential risk to the production rate in 2022. Between May 13 and May 18, 2021, Cameco made a series of announcements of positive COVID tests at the Cigar Lake operation, citing that a total of five workers had tested positive at the site. Site-wide testing was announced on May 24, identifying a total of nine individuals that tested positive out of 294 tests. On May 28, 2021, Cameco announced that a vaccination program had been initiated at site, and that a further three positive tests had been returned during routine testing. Cameco did not announce any impact to production at the site as a result of the outbreak, indicating that the site continued to operate safely. In its management's discussion and analysis for the three and six months ended June 30, 2021, Cameco stated that the potential for post pandemic impacts on construction materials, equipment and labour remains uncertain and could further exacerbate production risk in future years.

To date, other than as disclosed herein, most of the operators of the projects underlying the Company’s interests have not disclosed any material impact from the COVID-19 pandemic on the projects underlying such interests. However, many of such operators have disclosed cost-cutting measures and operational changes to protect employees, with many operators enacting remote working protocols.

9

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

Asset Portfolio

Royalties

The table below sets out the Company’s principal uranium royalty interests as at the date hereof:

Project	Operator	Location	District	Type of Royalty
Royalties
McArthur River(1)	Cameco	SK, Canada	Athabasca Basin	1% Gross Overriding Royalty
Cigar Lake / Waterbury Lake(1)	Cameco	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profits Interest
Roughrider	Rio Tinto plc (“Rio Tinto”)	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Langer Heinrich	Langer Heinrich Uranium (Pty) Ltd.	Namibia, Africa	Central Namib Desert	A$0.12 per kg U3O8 Production Royalty
Michelin	Paladin	NFLD, Canada	Central Mineral Belt of Labrador	2.0% Gross Revenues Royalty
Reno Creek(1)	UEC	WY, USA	Powder River Basin	0.5% Net Profits Interest
Church Rock	Laramide Resources Ltd.	NM, USA	Grants Mineral Belt	4.0% Net Smelter Returns
Dewey-Burdock(1)	Azarga	SD, USA	Black Hills Uplift	30% Net Proceeds
Lance(1)	Peninsula	WY, USA	Powder River Basin	4.0% Gross Revenues Royalty
Roca Honda(1)	Energy Fuels Inc.	NM, USA	Grants Mineral Belt	4.0% Gross Revenues Royalty
Anderson	UEC	AZ, USA	Date Creek Basin	1.0% Net Smelter Returns
Slick Rock	UEC	CO, USA	Uravan Mineral Belt, Paradox Basin	1.0% Net Smelter Returns
Workman Creek	UEC	AZ, USA	Sierra Ancha / Apache Basin	1.0% Net Smelter Returns
Russell Lake and Russell Lake South	Rio Tinto	SK, Canada	Athabasca Basin	1.9701% Net Smelter Returns
Royalty Option
Dawn Lake(1)(2)	Cameco	SK, Canada	Athabasca Basin	10% to 20% sliding scale Net Profits Interest
Diabase(3)	UEC	SK, Canada	Athabasca Basin	3.0% Gross Revenues Royalty

Notes:

(1)	The royalty does not apply to the entirety of the project.
(2)	The Company holds an option to purchase the royalty on a portion of overall uranium production from the project lands. The royalty rate adjusts to 10% in the future upon production of 200 million pounds from the combined royalty lands of the Dawn Lake and Waterbury Lake / Cigar Lake projects.
(3)	The Company holds an option to acquire the Diabase royalty, which is exercisable by the Company until February 7, 2022, for an exercise price of $1,750,000.

10

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

Strategic Investment in Yellow Cake plc

Since 2018, URC has been a shareholder of Yellow Cake, a company listed on the Alternative Investment Market of the London Stock Exchange that purchases and holds physical uranium. The Company holds approximately 7.0 million ordinary shares of Yellow Cake, representing approximately 4.6% of the outstanding shares of Yellow Cake as of the date hereof. The long-term strategic relationship between the Company and Yellow Cake includes, among other things:

●	Option to Purchase U3O8: Yellow Cake granted URC an option to acquire between US$2.5 million and US$10 million of U3O8 per year between January 1, 2019, and January 1, 2028, up to a maximum aggregate amount of US$31.25 million worth of U3O8. If URC exercises this option, Yellow Cake will, in turn, exercise its rights under its agreement with JSC National Atomic Company (“Kazatomprom”) to acquire the relevant quantity of U3O8 from Kazatomprom and sell such quantity of U3O8 to the Company at a price which is consistent with Yellow Cake’s agreement with Kazatomprom. During the year ended April 30, 2021, the Company exercised its option to acquire 348,068 pounds of U3O8 from Yellow Cake. See “Recent Developments”.

●	Future Royalty and Streaming Opportunities: Yellow Cake has agreed to inform URC of any opportunities for royalties, streams or similar interests identified by Yellow Cake with respect to uranium and URC has an irrevocable option to elect to acquire up to 50% of any such opportunity alongside Yellow Cake, in which case the parties shall work together in good faith to pursue any such opportunities jointly.

●	Physical Uranium Opportunities: URC has agreed to inform Yellow Cake of potential opportunities that it identifies in relation to the purchase and taking delivery of physical U3O8 by URC. If such opportunities are identified, the parties will work together in good faith to negotiate, finalize and agree upon the terms of a strategic framework that is mutually agreeable from a commercial standpoint for both parties (including as to form and consideration) and a potential participation by Yellow Cake with URC in such opportunities.

Furthermore, URC and Yellow Cake have agreed to, so far as it is commercially reasonable to do so, cooperate to identify potential opportunities to work together on other uranium related joint participation endeavors. On July 19, 2021, Yellow Cake disclosed that its total holdings of U3O8 was 13.3 million pounds. (Source: Yellow Cake plc).

Overall Performance

For the year ended April 30, 2021, the Company incurred a net loss of $1,376,521, compared to a net loss of $2,701,358 for the previous fiscal year. As at April 30, 2021, the Company had working capital of $50,099,267.

Trends, events and uncertainties that are reasonably likely to have an effect on the business of the Company include developments in the global and American uranium markets, as well as general uranium market conditions, and the ongoing effects of the COVID-19 pandemic on owners and operators of the properties underlying the Company’s interests, as discussed elsewhere in this MD&A.

Selected Annual Information

The following sets forth selected annual financial information for the Company for the three most recently completed fiscal years:

	2021 ($)	April 30, 2020 ($)	2019 ($)
Total revenue	-	-	-
Net loss	1,376,521	2,701,358	3,819,567
Net loss per share, basic and diluted	0.02	0.05	0.13
Dividends	-	-	-
Total assets	76,183,319	70,653,626	44,611,024
Total non-current financial liabilities	40,000	40,000	-

The increase in total assets from $70,653,626 as at April 30, 2020 to $76,183,319 as at April 30, 2021 was primarily attributed to an increase in inventories of $12.4 million, offset by a decrease in cash and cash equivalents of $4.6 million used to fund the operations and purchase of inventories, and a decrease in royalties of $1.7 million due to foreign currency translation.

11

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

The increase in total assets from $44,611,024 as at April 30, 2019 to $70,653,626 as at April 30, 2020 was primarily attributed to an increase in cash and cash equivalents and restricted cash of $10.4 million from cash received from private placements and net proceeds received from the initial public offering (the “IPO”), additional equity investments in Yellow Cake of $1.0 million in conjunction with an increase in the fair value of Yellow Cake investment of $1.0 million, and an increase in royalties as a result of the closing of the Church Rock, Dewey-Burdock, Lance, Roca Honda, Reno Creek, Langer Heinrich, Roughrider and Michelin transactions.

Discussion of Operations

Year ended April 30, 2021, compared to the year ended April 30, 2020

During the year ended April 30, 2021, the Company received $5,415,057 and $4,681,407 from the exercise of common share purchase warrants and disposal of ordinary shares in Yellow Cake, respectively. The Company acquired 348,068 pounds of U3O8 for $12,398,031. In the year ended April 30, 2020, the Company completed private placements of 2,233,334 special warrants for gross proceeds of $3,350,001, raised $30,215,250 in gross proceeds from the IPO and the exercise of the related over-allotment option by the underwriters, fully settled a margin loan (the “Historic Margin Loan”) for $12.8 million (US$9.7 million) and received $2.7 million (US$2 million) from Laramide Resources Ltd. as final repayment of a promissory note.

The Company incurred a net loss of $1,376,521 in the year ended April 30, 2021, compared to a net loss of $2,701,358 for the previous fiscal year. The decrease in net loss was primarily the result of lower consulting fees, management and directors’ fees, professional fees, project expenditures and interest expense on the Historic Margin Loan. The positive impact of the aforesaid changes was partially offset by the recognition of a foreign exchange loss of $436,277 in fiscal 2021, as compared to a foreign exchange gain of $211,694 in fiscal 2020, and the recognition of a gain on the Historic Margin Loan in fiscal 2020.

The Company incurred consulting fees of $197,275 in the year ended April 30, 2021, compared to $284,876 for the previous fiscal year, which consisted primarily of consulting fees paid for corporate development services, geological services and advisory services during both years. The decrease in consulting fees was primarily due to the termination of a consulting agreement with the Company’s former President and Chief Executive Officer (the “Former CEO”) on April 9, 2020. The Former CEO received $150,000, or $25,000 per month, pursuant to the terms of such consulting agreement.

In the year ended April 30, 2021, the Company incurred general and administrative expenses of $557,201, compared to $535,395 for the previous fiscal year. The slight increase in general and administrative expense in fiscal 2021 was primarily attributable to an increase in regulatory and transfer agent fees from $141,476 to $198,364, insurance expense from $37,373 to $83,127, offset by a decrease in travel and conference expenses due to COVID-19 restrictions. Regulatory fees of $92,354 in fiscal 2021 represents the application and entry fee associated with the listing of the Common Shares on the NASDAQ. The amount of transfer agent fees year-over-year are largely dependent on the quantum of services provided to the shareholders and warrant holders at their requests. The increase in insurance expense is consistent to the tightening of the insurance market for directors’ and officers’ insurance policy as well as increased premiums related to the NASDAQ listing.

During the year ended April 30, 2021, the Company incurred management and directors’ fees of $376,771, compared to $526,691 in the previous fiscal year. From May 1, 2020 to October 31, 2020, the Company implemented corporate-wide cost-cutting measures, including a temporary reduction in management and directors’ fees, in response to the significant financial market uncertainty resulting from the COVID-19 pandemic. Regular compensation to management and directors was reinstated on November 1, 2020.

In fiscal 2021, the Company incurred professional fees of $343,045, consisting primarily of audit and legal fees for preparation and review of filing documents associated with the listing of the Common Shares on the NASDAQ, legal fees for corporate matters, audit fees and fees for tax compliance services, compared to $815,303 in the previous fiscal year. Professional fees incurred in fiscal 2020 consisted of audit and legal fees associated with the Company’s IPO.

12

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

No project expenditures were incurred by the Company in current year as project research and evaluation was carried out by in-house resources during the year ended April 30, 2021. In fiscal 2020 the Company incurred project expenditures of $108,137, which primarily comprised of fees incurred in connection with legal and geological due diligence on potential acquisitions of royalties.

In the year ended April 30, 2021, the Company recognized a foreign exchange loss of $436,277, compared to a foreign exchange gain of $211,694 in the previous fiscal year, as a result of the exchange difference on the translation of the guaranteed investment certificates denominated in U.S. dollars.

In the year ended April 30, 2020, the Company incurred interest expense of $1,201,801 in connection with the Historic Margin Loan and earned interest income of $158,085 on a promissory note and guaranteed investment certificates.

During the year ended April 30, 2020, the Company recorded a net gain on loan payable of $272,939, which comprised of a gain on modification of the Historic Margin Loan of $346,676 as a result of the execution of the third amendment to the Historic Margin Loan on June 28, 2019, offset by a loss on extinguishment of the Historic Margin Loan in the amount of $73,737.

During fiscal 2021, the Company recorded an unrealized gain on revaluation of short-term investments of $3,543,105 from the increase in the fair value of the ordinary shares of Yellow Cake and a foreign currency translation loss of $1,681,015, offset by deferred income tax expense of $478,319 in other comprehensive income. Short-term investments are measured at fair value with references to closing foreign exchange rates and the quoted share price in the market. In the year ended April 30, 2020, the Company recorded an unrealized gain on revaluation of short-term investments of $949,085 and a foreign currency translation gain of $593,311, offset by deferred income tax expense of $128,127.

Summary of Quarterly Results

The following table sets forth selected quarterly financial results of the Company for each of the periods indicated.

	Revenues	Net income (loss)	Net income (loss) per share, basic and diluted	Dividends
	($)	($)	($)	($)
Three months ended:
July 31, 2019	-	(601,987)	(0.01)	-
October 31, 2019	-	(1,112,803)	(0.03)	-
January 31, 2020	-	(1,130,918)	(0.02)	-
April 30, 2020	-	144,350	0.00	-
July 31, 2020	-	(382,264)	(0.01)	-
October 31, 2020	-	(640,136)	(0.01)	-
January 31, 2021	-	(4,837)	(0.00)	-
April 30, 2021	-	(349,284)	(0.00)	-

Changes in net income (loss) from quarter to quarter are affected primarily by due diligence costs on project evaluation, interest expenses on historic credit facilities which were repaid by the Company in prior years, professional fees incurred in connection with the IPO and the listing of the Company on the NASDAQ, and corporate activities conducted during the respective periods.

13

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

Fourth Quarter

The Company’s net loss was $349,284 in the three months ended April 30, 2021, compared to a net income of $144,350 for the same period in the previous fiscal year. The change from a net income in the three months ended April 30, 2020 to a net loss in the same period in fiscal 2021 is primarily attributed to an increase in general and administrative and professional fees, and foreign exchange differences between the two periods.

The Company incurred consulting fees of $32,297 in the three months ended April 30, 2021, compared to $96,549 for the same period in the previous fiscal year, which fees consisted primarily of consulting fees paid for corporate development services and geological services during such period. The decrease was primarily due to the termination of a consulting agreement with the Former CEO on April 9, 2020.

In the three months ended April 30, 2021, the Company incurred general and administrative expenses of $320,873, compared to $150,013 for the same period in the previous fiscal year. The increase was primarily attributable to an increase in regulatory and transfer agent fees from $11,513 in fiscal 2020 to $135,342 in fiscal 2021. Regulatory fees of $92,354 incurred in the fourth quarter of fiscal 2021 represent the application and entry fee associated with the listing of the Common Shares on the NASDAQ. The amount of transfer agent fees year-over-year are largely dependent on the quantum of services provided to shareholders and warrant holders at their request.

The Company incurred management and directors’ fees of $107,918 for the three months ended April 30, 2021, compared to $120,394 in the previous fiscal year.

In the three months ended April 30, 2021, the Company incurred professional fees of $226,928, consisting primarily of audit and legal fees for preparation and review of filing documents associated with the listing of the Common Shares on the NASDAQ, legal fees for corporate matters, and fees for tax compliance services, compared to $53,997 in the previous fiscal year.

The Company recognized a foreign exchange loss of $208,064 in the three months ended April 30, 2021, compared to a foreign exchange gain of $142,573 in the corresponding period in 2020, as a result of the exchange difference on the translation of the guaranteed investment certificates denominated in U.S. dollars.

Use of IPO Proceeds

On December 6, 2019, the Company completed the IPO. The IPO consisted of the issuance of 20,000,000 units of the Company (the “Units”) at a price of $1.50 per Unit (the “Offering Price”) for gross proceeds of $30,000,000.

The IPO was managed by a syndicate of agents including Haywood Securities Inc., BMO Capital Markets, and TD Securities Inc., acting as joint bookrunners and co-lead agents, together with Sprott Capital Partners LP, Canaccord Genuity Corp. and H.C. Wainwright & Co., LLC (collectively, the “Agents”). In connection with the IPO, the Company granted the Agents an over-allotment option (the “Over-Allotment Option”), exercisable for a period of 30 days following the closing of the IPO, to purchase up to an additional 5% of the number of Units sold under the IPO from the Company at the Offering Price.

Including partial exercises of the Over-Allotment Option by the Agents, the Company received net proceeds in an aggregate amount of $28,600,625 under the IPO, which was comprised of gross proceeds of $30,215,250, less the Agents’ fees of $1,459,604 and securities issuance costs of $155,021. The Company also incurred offering expenses associated with the IPO of $429,471. The net proceeds to the Company from the IPO were $28,171,154.

The following table sets out the estimated use of the net proceeds of the IPO as disclosed in the Company’s IPO prospectus, and net proceeds received from the IPO after offering expenses and actual amounts of other items, as indicated below, up to April 30, 2021.

14

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

	As disclosed in the prospectus ($)	April 30, 2021 ($)
Repayment of Bank of Montreal credit facility	12,791,591	12,846,194
Cash consideration for the acquisition of royalties(1)	3,254,063	3,252,825
Future acquisitions(2)	4,000,000	10,474,425
General and administrative expenses	1,433,000	1,597,710
General working capital purposes	6,181,346	-
Total	27,660,000	28,171,154

Note:

(1)	Comprised of cash paid to acquire the Reno Creek Royalty and the Roughrider Royalty.
(2)	Purchase of 348,068 pounds of U3O8 was partially funded by the IPO proceeds.

Liquidity and Capital Resources

	As at April 30, 2021 ($)	As at April 30, 2020 ($)
Cash and cash equivalents	7,214,482	11,837,162
Working capital	50,099,267	42,997,711
Total assets	76,183,319	70,653,626
Total current liabilities	506,944	399,558
Accounts payable and accrued liabilities	506,944	399,558
Total non-current liabilities	40,000	40,000
Shareholders’ equity	75,636,375	70,214,068

As at April 30, 2021, the Company had cash and cash equivalents of $7,214,482 compared to $11,837,162 at April 30, 2020. During the year ended April 30, 2021, the Company purchased an additional 207,729 ordinary shares of Yellow Cake in the open market for $726,711 and sold 1,084,065 ordinary shares of Yellow Cake for $4,681,407. The Company had accounts payable and accrued liabilities of $506,944 at April 30, 2021, compared to $399,558 at April 30, 2020. The change in the accounts payable and accrued liabilities balance was primarily due to timing of payment. As at April 30, 2021, the Company had working capital of $50,099,267, compared to $42,997,711 as at April 30, 2020.

The Company has not generated any revenue from operations and the only sources of financing to date have been the prior issuance by way of private placements of Common Shares and special warrants, the IPO, cash receipts from the repayment of a promissory note in prior year, historic credit facilities in an aggregate of US$28.5 million, the Facility of US$10 million granted on May 7, 2021, and proceeds received from the public offering in May 2021. The Company’s ability to meet its obligations and finance acquisition activities depends on its ability to generate cash flow through the issuance of securities of the Company pursuant to equity financings and short-term or long-term loans. The Company had no material commitments or contractual obligations as at April 30, 2021. Capital markets may not be receptive to offerings of new equity from treasury or debt, whether by way of private or public offerings. The Company’s growth and success is dependent on external sources of financing which may not be available on acceptable terms, or at all.

The Company believes that its financial resources will be adequate to cover anticipated expenditures for general and administrative costs and capital expenditures for at least twelve months following the date hereof. The Company’s current financial resources are also available to fund acquisitions of additional interests. The Company’s long-term capital requirements are primarily affected by its ongoing acquisition activities. The Company currently has, and generally at any time, may have acquisition opportunities in various stages of active review. In the event of one or more substantial royalty or other acquisitions, the Company may seek additional debt or equity financing as necessary.

15

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

Contractual Obligations

The following table summarizes the Company’s contractual obligations, including payments due for each of the next five years and thereafter:

	Payments Due by Period
	Total	Less than 1 year	1 – 3 years	4 – 5 years	After 5 years
Government of Canada Loan	$40,000	-	$40,000	-	-
Office Lease	$30,000	$30,000	-	-	-
Total	$70,000	$30,000	$40,000	-	-

Cash Flows

Operating Activities

Net cash used in operating activities during the year ended April 30, 2021 was $13,708,122 compared to $2,478,285 for fiscal year 2020. Significant operating expenditures during the year included the purchase of inventories, consulting fees, general and administrative expenses, management and directors’ fees and professional fees. The increase of net cash used in operating activities is primarily due to the purchase of 348,068 pounds of U3O8 for $12.4 million.

Investing Activities

Net cash generated in investing activities during the year ended April 30, 2021 was $4,016,733, compared to a net cash outflow of $5,338,174 for fiscal 2020. During the year ended April 30, 2021, the Company used $726,711 to acquire 207,729 shares of Yellow Cake when it was trading at a discount to its net asset value and received $4,681,407 from selling 1,084,065 shares in Yellow Cake to finance royalty acquisitions and for general working capital and corporate purposes.

During the year ended April 30, 2020, the Company made payments and incurred transaction costs in connection with the acquisitions of royalty interests in the Church Rock, Dewey-Burdock, Lance, Roca Honda, Roughrider and the Reno Creek projects, and acquired a promissory note receivable in the amount of $2,662,200 which was repaid in full in January 2020. In fiscal 2020, the Company transferred $0.75 million of cash to restricted cash after assigning the funds to the bank as security for a corporate credit card and foreign exchange facility.

Financing Activities

Net cash generated from financing activities during the year ended April 30, 2021 was $5,415,057, compared to $17,422,931 in fiscal year 2020. During the year ended April 30, 2021, the Company received $5,415,057 from the exercise of common share purchase warrants. During the year ended April 30, 2020, the Company received net cash proceeds of $28,600,625 from the IPO and $3,350,001 from private placements of special warrants. The Company paid transaction costs of $194,887 and interest of $674,620 on the historic credit facilities which had been fully repaid during the year ended April 30, 2020.

Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on the Company’s financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

16

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

Transactions with Related Parties

Related Party Transactions

During the year ended April 30, 2021, the Company incurred $5,335 in general and administrative expenses related to website hosting and maintenance services provided by Blender Media Inc., a vendor that is controlled by a family member of the Chairman, compared to $14,892 in the previous fiscal year. The vendor is a provider of such services to similarly situated public companies and such products and services are based on market prices.

Related party transactions are based on the amounts agreed to by the parties. During the years ended April 30, 2021 and 2020, the Company did not enter into any contracts or undertake any commitment or obligation with any related parties other than as described herein.

Transactions with Key Management Personnel

Key management personnel are persons responsible for planning, directing and controlling the activities of an entity. The remuneration of directors and key management, for the years ended April 30, 2021 and 2020, comprised of:

	For the year ended April 30,
	2021	2020
	($)	($)
Scott Melbye - Chief Executive Officer (1)	141,874	99,778
Scott Melbye - Former Chairman (2)	-	59,904
Philip Williams - Former Chief Executive Officer (3)	-	157,494
Josephine Man - Chief Financial Officer (4)	83,373	133,015
Amir Adnani - Chairman (5)	102,000	46,500
Independent directors (6)	49,524	30,000
Total	376,771	526,691

(1)	Management fee of $141,874 for the year ended April 30, 2021, compared to $99,778 in the previous year, represented salaries paid to a company controlled by Scott Melbye, who is the President, Chief Executive Officer and a director of the Company.

(2)	Chair fee of $59,904 for the year ended April 30, 2020 was charged by a company controlled by Scott Melbye, in his capacity at such time as the Chairman and as a member of the Company’s Advisory Committee.

(3)	Management fee of $157,494 for the year ended April 30, 2020 represented salaries and other expenses incurred for services provided by a company controlled by Philip Williams, who was the President, Chief Executive Officer and a director of the Company until October 2019. The amount payable to a company controlled by Mr. Williams of $102,896 as at April 30, 2020 was paid during the year ended April 30, 2021.

(4)	Management fee of $83,373 for the year ended April 30, 2021, compared to $133,015 in the previous year, represented salaries and other expenses for services provided by Josephine Man, the Company’s Chief Financial Officer, and a company controlled by Ms. Man. The amount payable to a company controlled by Ms. Man of $6,327 as at April 30, 2020 was paid during the year ended April 30, 2021.

(5)	Chair fee of $102,000 for the year ended April 30, 2021, compared to $46,500 in the previous year, was charged by a company controlled by Amir Adnani, the Chairman of the Company.

(6)	Consisted of independent directors’ fees.

17

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

Critical Accounting Estimates and Judgments

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the application of accounting policies and the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. The estimates and associated assumptions are based on historical circumstances, the results of which form the basis of making the judgments about carrying values of assets and liabilities that are not readily apparent from other sources. Actual results could differ from these estimates. Critical accounting judgments are accounting policies that have been identified as being complex or involving subjective judgment or assessments.

Information about significant sources of estimation uncertainty and judgments made by management that have a significant risk of resulting in a material adjustment are as follows:

●	The Company estimates the attributable Reserves and Resources relating to the mineral properties underlying the royalties that are held by the Company. Reserves and Resources are estimates of the amount of minerals that can be economically and legally extracted from the mining properties at which the Company has royalty interests, adjusted where applicable to reflect the Company’s percentage entitlement to minerals produced from such mines. The public disclosures of Reserves and Resources that are released by the operators of the interests involve assessments of geological and geophysical studies and economic data and the reliance on a number of assumptions, including commodity prices and production costs. The estimates of Reserves and Resources may change based on additional knowledge gained subsequent to the initial assessment. Changes in the Reserve or Resource estimates may impact the carrying value of the Company’s royalty interests.

●	The Company’s business is the acquisition of royalties. Each royalty has its own unique terms and judgement is required to assess the appropriate accounting treatment. The determination of whether an acquisition should be accounted for as a royalty or a financial instrument requires the consideration of factors such as the terms of the agreement and the applicability of the own use exemption under IFRS 9 Financial Instruments. The assessment of whether an acquisition meets the definition of a business or whether assets are acquired is another area of key judgement. If deemed to be a business combination, applying the acquisition method to business combinations requires each identifiable asset and liability to be measured at its acquisition date fair value. The excess, if any, of the fair value of the consideration over the fair value of the net identifiable assets acquired is recognized as goodwill. The determination of the acquisition date fair values often requires management to make assumptions and estimates about future events. The assumptions and estimates with respect to determining the fair value of a royalty generally require a high degree of judgement, and include estimates of mineral reserves and resources acquired, future metal prices, discount rates and conversion of reserves and resources. Changes in any of the assumptions or estimates used in determining the fair value of acquired assets and liabilities could impact the amounts assigned to assets and liabilities.

●	The assessment of impairment of royalty and other interests requires the use of judgments, assumptions and estimates when assessing whether there are any indicators that could give rise to the requirement to conduct a formal impairment test as well as in the assessment of fair values. When assessing whether there are indicators of impairment, management uses its judgment in evaluating the indicators such as significant changes in future commodity prices, discount rates, foreign exchange rates, taxes, operator reserve and resource estimates or other relevant information received from the operators that indicates production from royalty interests will not likely occur or may be significantly reduced in the future. In addition, the Company may use other approaches in determining fair value which may include estimates related to (i) dollar value per unit of mineral reserve/resource; (ii) cash-flow multiples; (iii) comparable transactions and (iv) market capitalization of comparable companies. Changes in any of the estimates used in determining the fair value of the royalty and other interests could impact the impairment analysis.

18

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

Changes in, and Initial Adoption of, Accounting Policies

The Company has determined there are no IFRS standards that are issued but not yet effective that could materially impact the Company’s financial statements for the year ended April 30, 2021.

Financial Instruments and Risk Management

At April 30, 2021, the Company’s financial assets include cash and cash equivalents, restricted cash and short-term investments. The Company’s financial liabilities include accounts payable and accrued liabilities and government loan payable. The Company uses the following hierarchy for determining and disclosing fair value of financial instruments:

●	Level 1: quoted (unadjusted) prices in active markets for identical assets or liabilities.
●	Level 2: other techniques for which all inputs have a significant effect on the recorded fair value which are observable, either directly or indirectly.
●	Level 3: techniques which use inputs that have a significant effect on the recorded fair value that are not based on observable market data.

The Company’s cash and cash equivalents, restricted cash, accounts payable and accrued liabilities and government loan payable approximate fair value due to their short terms to settlement. The Company’s short-term investment is measured at fair value on a recurring basis and classified as level 1 within the fair value hierarchy. The fair value of short-term investments is determined by obtaining the quoted market price of the short-term investment and multiplying it by foreign exchange rate, if applicable, and the quantity of shares held by the Company.

Financial risk management objectives and policies

The financial risk arising from the Company’s operations are credit risk, liquidity risk, commodity price risk, interest rate risk, currency risk and other price risk. These risks arise from the normal course of operations and all transactions undertaken are to support the Company’s ability to continue as a going concern. The risks associated with these financial instruments and the policies on how the Company mitigates these risks are set out below. Management manages and monitors these exposures to ensure appropriate measures are implemented in a timely and effective manner.

Credit risk

Credit risk is the risk of an unexpected loss if a customer or third-party to a financial instrument fails to meet its contractual obligations. Credit risk for the Company is primarily associated with the Company’s bank balances. The Company mitigates credit risk associated with its bank balance by holding cash and cash equivalents and restricted cash with large, reputable financial institutions.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to settle or manage its obligations associated with financial liabilities. To manage liquidity risk, the Company closely monitors its liquidity position and ensures it has adequate sources of funding to finance its projects and operations. The Company believes that, taking into account its current cash reserves, it has sufficient working capital for its present obligations for at least the next twelve months commencing from April 30, 2021. The Company’s working capital as at April 30, 2021 was $50,099,267. The Company’s accounts payable and accrued liabilities are expected to be realized or settled, respectively, within a one-year period.

Commodity price risk

The Company’s future profitability will be dependent on the royalty income to be received from mine operators. Royalties are based on a percentage of the minerals or the products produced, or revenue or profits generated from the property which is typically dependent on the prices of the minerals the property operators are able to realize. Mineral prices are affected by numerous factors such as interest rates, exchange rates, inflation or deflation and global and regional supply and demand.

19

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

Interest rate risk

The Company’s exposure to interest rate risk arises from the impact of interest rates on its cash and guaranteed investment certificates, which bear interest at fixed or variable rates. The interest rate risks on the Company’s cash and cash equivalents and restricted cash balances are minimal.

Currency risk

Financial instruments that impact the Company’s net loss or other comprehensive income due to currency fluctuations include short-term investments denominated in UK pounds sterling and cash and cash equivalents and restricted cash denominated in U.S. dollars. The impact of a Canadian dollar change against UK pounds sterling on short-term investments by 10% at April 30, 2021 would have an impact, net of tax, of approximately $2,599,000 on other comprehensive income. The impact of a Canadian dollar change against U.S. dollars on cash and cash equivalents and restricted cash by 10% would have an impact of approximately $153,000 on net loss for the year ended April 30, 2021.

Other price risk

The Company is exposed to equity price risk as a result of holding investments in other mining companies. The Company does not actively trade these investments. The equity prices of these investments are impacted by various underlying factors including commodity prices. Based on the Company’s short-term investments held as at April 30, 2021, a 10% change in the equity prices of these investments would have an impact, net of tax, of approximately $2,599,000 on other comprehensive income.

Disclosure Controls and Internal Controls Over Financial Reporting

In accordance with Item 4.3 of National Instrument 52-109 - Certification of Disclosure in Issuers’ Annual and Interim Filings (“NI 52-109”), the Company has filed an annual certificate in the Form 52-109F1 - IPO/RTO relating to its annual information form, annual financial statements and the accompanying notes and the MD&A for the year ended April 30, 2021 because it is the first financial year that has ended after the Company became a non-venture issuer.

In particular, the certifying officers filing the certificate in the Form 52-109F1 - IPO/RTO required under NI 52-109 are not making any representations relating to the establishment and maintenance of:

●	controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

●	a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s IFRS.

Outstanding Share Data

As at the date hereof, the Company has 82,811,055 Common Shares outstanding. In addition, common share purchase warrants and options of the Company outstanding as of the date hereof are summarized below.

20

Uranium Royalty Corp.
Management’s Discussion and Analysis
For the year ended April 30, 2021

Common Share Purchase Warrants

The outstanding common share purchase warrants as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
December 6, 2024(1)	1.40	294,118
December 6, 2024(2)	2.00	23,697,712
		23,991,830

Notes:

(1)	Unlisted warrants.
(2)	Listed Warrants.

Share Options

The outstanding share options as at the date of this MD&A are as follows:

Expiry Date	Exercise Price ($)	Number Outstanding
May 31, 2026	3.49	825,000
May 31, 2026	4.10	50,000
		875,000

Each option entitles the holder thereof to purchase one Common Share.

Risk Factors

A comprehensive discussion of risk factors is included in the AIF and other filings with the Canadian Regulatory Authorities available on SEDAR at www.sedar.com

Additional Information

Additional information concerning the Company, including the Company’s AIF, is available under the Company’s profile at www.sedar.com.

21